CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the third and three quarters ended December 27, 2020
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. (“us,” “we,” “our,” “Canada Goose” or the “Company”) is dated February 3, 2021 and provides information concerning our results of operations and financial condition for the third and three quarters ended December 27, 2020. All figures are presented in Canadian (“CAD”) dollars, unless otherwise noted. You should read this MD&A together with our unaudited condensed consolidated interim financial statements as at and for the third and three quarters ended December 27, 2020 (“Interim Financial Statements”) and our audited consolidated financial statements and the related notes for the fiscal year ended March 29, 2020 (“Annual Financial Statements”). Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including our Annual Report on Form 20-F for the year ended March 29, 2020 (“Annual Report”).
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This MD&A contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this MD&A and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan and our growth strategies, including plans for expansion to new markets and new products, expectations for seasonal trends, and the industry in which we operate.
Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:
•our ability to continue operating our business amid the societal and economic disruption caused by the novel coronavirus pandemic (“COVID-19”);
•our ability to implement our growth strategies;
•our ability to maintain strong business relationships with our customers, suppliers, wholesalers, and distributors;
•our ability to keep pace with changing consumer preferences;
•our ability to protect our intellectual property; and
•the absence of material adverse changes in our industry or the global economy.

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By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report and other risk factors described herein, which include, but are not limited to, the following risks:
•global disruptions, including the ongoing COVID-19 pandemic, significantly affecting numerous countries;
•additional potential or extended closures of our retail stores and the retail stores of our wholesale partners as a result of COVID-19 related restrictions imposed by local authorities;
•we may not open new retail stores or expand e-commerce access on our planned timelines;
•we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;
•general economic conditions, including any further deterioration of economic conditions related to COVID-19 which may further affect discretionary consumer spending;
•unanticipated changes in the effective tax rate or adverse outcomes from audit examinations of corporate income or other tax returns;
•we may not be able to satisfy changing consumer preferences;
•our indebtedness may adversely affect our financial condition;
•we may not be able to compete in our markets effectively;
•we may not be able to manage our growth effectively;
•our ability to maintain relationships with our select number of suppliers and wholesalers;
•our ability to procure high quality raw materials and certain finished goods globally;
•our ability to forecast our inventory needs;
•we may be unable to protect or preserve our brand image and proprietary rights;
•our ability to manage our product distribution through our wholesale partners and international distributors;
•the success of our new store openings;
•the success of our continued expansion into Greater China;
•global political events, including the impact of political disruptions in Hong Kong and protests in many North American cities;
•the success of our marketing programs;
•our ability to manage our exposure to data security and cyber security events;
•the risk our business is interrupted because of a disruption at our headquarters;
•fluctuations in raw material costs, interest rates and currency exchange rates; and

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•we may be unable to maintain effective internal controls over financial reporting.
Although we base the forward-looking statements contained in this MD&A on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks which we face, and these should be considered when reading the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this MD&A may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.
You should read this MD&A and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this MD&A, and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.
BASIS OF PRESENTATION
The Interim Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), and are presented in millions of Canadian dollars, except where otherwise indicated. The Interim Financial Statements do not include all of the information required for Annual Financial Statements and should be read in conjunction with the Annual Financial Statements. Certain financial measures contained in this MD&A are non-IFRS financial measures and are discussed further under “Non-IFRS Financial Measures” below.
All references to “$”, “CAD” and “dollars” refer to Canadian dollars, “USD” and “US$” refer to U.S. dollars, “GBP” refer to British pounds sterling, “EUR” refer to euros, “CHF” refer to Swiss francs, “CNY” refer to Chinese yuan, ”RMB” refer to Chinese renminbi and “HKD” refer to Hong Kong dollars unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding.
All references to “fiscal 2018” are to the Company’s fiscal year ended March 31, 2018; to “fiscal 2019” are to the Company’s fiscal year ended March 31, 2019; to “fiscal 2020” are to the Company’s fiscal year ended March 29, 2020; and to “fiscal 2021” are to the Company’s fiscal year ending March 28, 2021.

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SUMMARY OF FINANCIAL PERFORMANCE
The following table summarizes results of operations for the third and three quarters ended December 27, 2020 compared to the third and three quarters ended December 29, 2019, and expresses the percentage relationship to revenue of certain financial statement captions. See “Results of Operations” for additional details.

CAD $ millions (except per share data)	Three quarters ended			Third quarter ended
	December 27, 2020	December 29, 2019	% Change	December 27, 2020	December 29, 2019	% Change
Statement of Operations data:
Revenue	694.9	817.2	(15.0)%	474.0	452.1	4.8%
Gross profit	415.4	499.7	(16.9)%	316.4	298.4	6.0%
Gross margin	59.8%	61.1%	(130) bps	66.8%	66.0%	80 bps
Operating income	109.1	209.3	(47.9)%	153.3	161.4	(5.0)%
Net income	67.3	149.2	(54.9)%	107.0	118.0	(9.3)%
Earnings per share
Basic	$0.61	$1.36	(55.1)%	$0.97	$1.08	(10.2)%
Diluted	$0.61	$1.34	(54.5)%	$0.96	$1.07	(10.3)%
Other data:(1)
EBIT	109.1	209.3	(47.9)%	153.3	161.4	(5.0)%
Adjusted EBIT	127.1	217.1	(41.5)%	157.9	163.8	(3.6)%
Adjusted EBIT margin	18.3%	26.6%	(830) bps	33.3%	36.2%	(290) bps
Adjusted net income	85.0	160.6	(47.0)%	111.9	119.7	(6.5)%
Adjusted net income per basic share	$0.77	$1.46	(47.3)%	$1.02	$1.09	(6.4)%
Adjusted net income per diluted share	$0.77	$1.45	(46.9)%	$1.01	$1.08	(6.5)%
(1)See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
Segments
Our reporting segments align with our sales channels: Direct-to-Consumer (“DTC”), Wholesale, and Other. We measure each reportable operating segment’s performance based on revenue and operating income. As at December 27, 2020, our DTC segment includes sales to customers through our 51 national e-commerce markets and 28 directly operated retail stores across North America, Europe, and Asia. Through our wholesale segment, we sell to a mix of retailers, including major luxury department stores, outdoor specialty stores, individual shops, and to international distributors.
In the fourth quarter of fiscal 2020, the Company revised the previously disclosed Unallocated segment to the Other segment. The Other segment comprises sales and costs not directly allocated to the DTC or Wholesale channels, such as sales to employees and sales of personal protective equipment ("PPE") in response to COVID-19, and selling, general and administrative (“SG&A”) expenses not directly allocated to the DTC or Wholesale segments. The Other

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segment includes the cost of marketing expenditures and product development to build brand awareness across all segments, corporate costs in support of manufacturing operations, other corporate costs, and foreign exchange gains and losses not specifically associated with DTC or Wholesale segment operations. It also includes costs incurred as a consequence of the COVID-19 pandemic including overhead costs resulting from the temporary closure of our manufacturing facilities. Comparative information has been restated to conform with the presentation adopted in the current year.
Factors Affecting our Performance
We believe that our performance depends on many factors including those discussed below.
•COVID-19 pandemic. Globally, public health officials have imposed restrictions and recommended precautions to mitigate the spread of COVID-19. As a result, our retail stores are operating with restrictive and precautionary measures in place such as reduced operating hours, physical distancing, enhanced cleaning and sanitation, and limited occupancy levels. We have also experienced a significant reduction to wholesale shipments due to disruptions to partner operations. These circumstances have had material adverse consequences on our results of operations for the three quarters ended December 27, 2020 and are likely to negatively impact future fiscal periods as disruptions and prolonged consequences associated with the COVID-19 pandemic continue. Disruptions could also affect e-commerce shipments due to issues with fulfillment. The extent of the impact will depend on future developments, which are highly uncertain and out of our control, including, among others, the duration and intensity of the COVID-19 pandemic and the pace of roll-out of the COVID-19 vaccination programs.
We continue to monitor the situation and work closely with local authorities to prioritize the safety of our people and our guests. During the fourth quarter of fiscal 2020, we temporarily reduced operating hours for our retail locations in Mainland China and closed our retail locations in North America and Europe. We began a gradual reopening of these locations during the first quarter of fiscal 2021 in accordance with guidance from local authorities, with all of our retail locations operating by the end of the second quarter of fiscal 2021. During the third quarter of fiscal 2021, 21% of our retail locations globally were impacted by store closures of over four weeks in response to government orders. Globally, 7 of 28 of our retail stores, representing 25% of our network, are currently closed. We also temporarily closed our manufacturing facilities across Canada in March 2020, partially reopening them in April 2020 for the production of PPE. During the second quarter of fiscal 2021, we began a limited restart of the production of outerwear alongside PPE at all of our facilities, and all of our manufacturing facilities are currently in operation. There has been a significant reduction in the capacity of our network, including our facilities, due to the distancing measures required. We expect to return to more normal levels of production as restrictions, regulations, and recommended precautions as imposed by local health authorities globally are lifted. As we have done in fiscal 2021, we will continue to leverage our subcontractor network to ensure supply is balanced with demand. It is possible that further closures may be required in response to government orders in the countries in which we operate, and any such government orders could impact our retail stores and manufacturing facilities as well as our wholesale partners.
In response to COVID-19, various government programs globally have been announced to provide financial relief for affected businesses. The most significant relief measure which the Company qualifies for is the Canada Emergency Wage Subsidy ("CEWS") under the

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COVID-19 Economic Response Plan in Canada. For the third and three quarters ended December 27, 2020, the Company recognized government subsidies totaling $6.4m and $27.1m, respectively, under this wage subsidy program and similar plans in other jurisdictions. These subsidies were recorded as a reduction to the associated wage costs which we incurred during the third and three quarters ended December 27, 2020, and were recognized in cost of sales ($4.8m and $13.9m respectively), SG&A expenses ($1.6m and $12.8m respectively), and other costs ($nil and $0.4m respectively). We also received rent concessions in the form of abatements and deferrals and will consider seeking further rent relief as we continue to monitor the impact of COVID-19. Rent concessions of $0.9m and $3.3m were recognized in the statement of income for the third and three quarters ended December 27, 2020, respectively.
•Global political events and other disruptions. We are conscious of risks related to social, economic, and political instability, including geopolitical tensions, regulatory matters, market volatility, and social unrest that are affecting consumer spending in certain countries and travel corridors. We have been, and may in the future be, impacted by widespread protests such as the political disruptions in Hong Kong which began in 2019 and the protests that have occurred in many North American cities in 2020. To the extent that such disruptions persist, we expect that our operations and traffic at our retail stores may be impacted.
•Market development. Our market development strategy has been a key driver of our recent revenue growth and we plan to continue to execute our global expansion strategy, though such expansion has been delayed and may be delayed further due to COVID-19. Nevertheless, we have been expanding retail and e-commerce globally during the pandemic, including through the opening of new retail stores and the expansion of e-commerce to additional countries. Across our various markets, we intend to continue increasing brand awareness and activating local markets while expanding our distribution globally.
•Growth in our DTC Channel. We intend to continue expanding retail and e-commerce access globally, though the scale of such retail expansion has been impacted and may be delayed due to COVID-19. This is expected to further alter the seasonality of our financial performance, as customers tend to purchase goods in retail stores and on e-commerce sites at a higher rate in our third and fourth fiscal quarters, compared to the wholesale channel, where products are primarily delivered to wholesale partners in the second and third quarters.
•New Products. We intend to continue investing in innovation and the development and introduction of new products across styles, uses, and climates. Additionally, we continue to sell Baffin branded footwear through Baffin’s own distinct sales channels. We are also planning to develop a separate Canada Goose footwear offering, leveraging Baffin’s infrastructure, processes, and technology. We expect that certain new products may carry a lower gross margin per unit relative to our long-standing styles which are produced in significantly higher volumes.

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•Seasonality. We experience seasonal fluctuations in our revenue and operating results and have historically realized a significant portion of our annual wholesale revenue during our second and third fiscal quarters, and our annual DTC revenue in our third and fourth fiscal quarters. We generated 77.9%, 75.8%, and 74.2% of our consolidated revenue in the combined second and third fiscal quarters of fiscal 2020, fiscal 2019, and fiscal 2018 respectively. Because of seasonal fluctuations in revenue and fixed costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, we typically experience negative and substantially reduced net income and adjusted EBIT(1) in the first and fourth quarters, respectively. As a result of our seasonality, changes that impact gross margin and adjusted EBIT(1) can have a disproportionate impact on the quarterly results when they are recorded in our off-peak revenue periods.
(1)    Adjusted EBIT is a non-IFRS measure. See “Non-IFRS Financial Measures” for a description of these measures.
Guided by expected demand and wholesale orders, prior to fiscal 2021 we have historically manufactured on a linear basis throughout the fiscal year. Net working capital requirements typically increase as inventory builds. We finance these needs through a combination of cash on hand and borrowings on the Revolving Facility and the uncommitted loan facility in China (the “Short-term Borrowings”). Historically, cash flows from operations have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.
•Developments in international trade. We continue to monitor the impact on our operations in Europe and the U.K. as a result of the British exit from the European Union (“Brexit”) and will make the necessary adjustments in response to changes in the market. Our preparations for Brexit included, among other activities, opening a third-party logistics facility early in fiscal 2021, advanced inventory staging in the U.K. in the event of disruptions to the flow of goods, and adding processes to utilize duty savings under the Canada-U.K. Continuity Trade Agreement. Duty savings continue for U.S. shipments under the United States-Mexico-Canada Agreement. We continue to benefit from reduced tariffs on certain of our products imported into Europe under the Canada-European Union Comprehensive Economic and Trade Agreement which entered into force provisionally on September 21, 2017 and is pending ratification by certain EU countries. We monitor developments in international trade in countries where we operate that could have an impact on our business.
•Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In fiscal years 2020, 2019, and 2018, we generated 62.3%, 58.0%, and 53.7%, respectively, of our revenue in currencies other than Canadian dollars. Historically, most of our wholesale revenue was derived from orders made prior to the beginning of the fiscal year. This high degree of visibility into our anticipated future cash flows from wholesale operations is now significantly less certain given the current economic environment. Most of our raw materials are sourced outside of Canada, primarily in U.S. dollars, and SG&A expenses are typically denominated in the currency of the country in which they are incurred. As part of our risk management program, we have entered into foreign exchange derivative contracts to manage certain of our exposures to exchange rate fluctuations for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated

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in local currencies. We continue to monitor our risk management program to take into account the prevailing global uncertainty of COVID-19.
We are exposed to translation and transaction risks associated with foreign currency exchange fluctuations on the Chinese renminbi denominated principal and interest amounts payable on our Short-term Borrowings and U.S. dollar denominated principal and interest amounts payable on our Revolving Facility and senior secured term loan facility (the “Term Loan Facility”). The Company has entered into foreign exchange cross-currency swap and forward contracts to hedge a portion of the exposure to foreign currency exchange and interest rate risk on the principal amount of the Term Loan Facility. See “Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Risk” below.
The main foreign currency exchange rates that impact our business and operations as at and for the third and three quarters ended December 27, 2020 and for the year ended March 29, 2020 are summarized below:

	Foreign currency exchange rate to $1.00 CAD
	Fiscal 2021
	Average Rate					Closing Rate
Currency	Q1	Q2	Q3	Q4	2021	December 27, 2020
USD/CAD	1.3859	1.3316	1.3030	—	1.3402	1.2835
EUR/CAD	1.5256	1.5579	1.5537	—	1.5457	1.5644
GBP/CAD	1.7203	1.7212	1.7207	—	1.7207	1.7412
CHF/CAD	1.4378	1.4486	1.4417	—	1.4427	1.4407
CNY/CAD	0.1955	0.1926	0.1967	—	0.1950	0.1965
HKD/CAD	0.1788	0.1718	0.1681	—	0.1729	0.1656

	Foreign currency exchange rate to $1.00 CAD
	Fiscal 2020
	Average Rate					Closing Rate
Currency	Q1	Q2	Q3	Q4	2020	March 29, 2020
USD/CAD	1.3375	1.3206	1.3200	1.3442	1.3306	1.4056
EUR/CAD	1.5032	1.4677	1.4617	1.4811	1.4784	1.5525
GBP/CAD	1.7190	1.6280	1.7004	1.7185	1.6915	1.7353
CHF/CAD	1.3345	1.3394	1.3338	1.3887	1.3491	1.4666
CNY/CAD	0.1960	0.1882	0.1874	0.1925	0.1910	0.1981
HKD/CAD	0.1706	0.1687	0.1687	0.1730	0.1702	0.1813
    Source: Bank of Canada

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Components of Our Results of Operations
Revenue
DTC revenue consists of sales through our e-commerce operations and retail stores. Revenue through e-commerce operations and retail stores is recognized upon delivery of the goods to the customer and when consideration is received, net of an estimated provision for sales returns.
Wholesale revenue comprises sales to third party resellers, which includes retailers and distributors of our products. Wholesale revenue from the sale of goods, net of an estimated provision for sales returns, discounts, and allowances, is recognized when control of the goods has been transferred to the reseller, which, depending on the terms of the agreement with the reseller, occurs when the products have been shipped to the reseller, are picked up from our third party warehouse, or arrive at the reseller’s facilities.
Other revenue comprises sales not directly allocated to the DTC or wholesale segments, such as sales to employees and sales of PPE to federal, provincial, and local health authorities.
Gross Profit
Gross profit is our revenue less cost of sales. Cost of sales comprises the cost of manufacturing our products, including raw materials, direct labour, and overhead, plus freight, duties, and non-refundable taxes incurred in delivering the goods to distribution centres managed by third parties or to our retail stores. Product development costs, primarily employee salaries and benefits, included in inventories and intangible assets are being recognized in cost of sales accordingly. Beginning in fiscal 2021, incurred product development costs, primarily employee salaries and benefits, are recognized in SG&A expenses. Cost of sales also includes depreciation on our manufacturing right-of-use assets and plant assets as well as inventory provisions, and allowances related to obsolescence and shrinkage. The primary drivers of our cost of sales are the costs of raw materials (which are sourced in both Canadian dollars and U.S. dollars), manufacturing labour rates in the provinces of Canada, and the allocation of overhead. Gross margin measures our gross profit as a percentage of revenue.
SG&A Expenses
SG&A expenses consist of selling costs to support our customer relationships and to deliver our products to our e-commerce customers, retail stores, and wholesale partners. It also includes our marketing and brand investment activities and the corporate infrastructure required to support our ongoing operations. Foreign exchange gains and losses are recorded in SG&A expenses and comprise the translation of assets and liabilities denominated in currencies other than the functional currency of the Company or its subsidiaries, including cash balances, the Short-term Borrowings, the Term Loan Facility, a portion of our Revolving Facility, mark-to-market adjustments on derivative contracts, gains or losses associated with our term loan hedges, and realized gains on settlement of foreign currency denominated assets and liabilities.
Selling costs, other than headcount-related costs, generally correlate to revenue timing and previous to fiscal 2021, would typically experience similar seasonal trends. As a percentage of sales, we expect these selling costs to change as our business evolves. This change has been and is expected to be primarily driven by the expansion of our DTC segment, including the investment required to support e-commerce sites and retail stores. Retail store costs are mostly fixed and are incurred throughout the year.
General and administrative expenses represent costs incurred in our corporate offices, primarily related to marketing, personnel costs (including salaries, variable incentive compensation,

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benefits, and share-based compensation), technology support, and other professional service costs. We have invested considerably in this area to support the growing volume and complexity of our business and anticipate continuing to do so in the future. Beginning in fiscal 2021, incurred product development costs, primarily employee salaries and benefits, are recognized in SG&A expenses.
Depreciation and amortization
Depreciation and amortization represent the economic benefit incurred in using the Company’s property, plant and equipment, intangible assets, and right-of-use assets. We expect depreciation and amortization to increase, primarily driven by the expansion of our DTC segment and information technology-related expenditures to support growth.
Operating Income
Operating income is our gross profit less SG&A expenses and depreciation and amortization.
Net interest, finance and other costs
Net interest, finance and other costs represents interest expense on our borrowings including the Short-term Borrowings, the Revolving Facility, the Term Loan Facility, and lease liabilities, as well as standby fees, net of interest income. In addition, corporate restructuring costs have been recognized beginning in fiscal 2021.
Income Taxes
We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events.

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RESULTS OF OPERATIONS
For the three quarters ended December 27, 2020 compared to the three quarters ended December 29, 2019
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages.

CAD $ millions (except share and per share data)	Three quarters ended		$ Change	% Change
	December 27, 2020	December 29, 2019
Statement of Operations data:
Revenue	694.9	817.2	(122.3)	(15.0)%
Cost of sales	279.5	317.5	38.0	12.0%
Gross profit	415.4	499.7	(84.3)	(16.9)%
Gross margin	59.8%	61.1%		(130) bps
Selling, general and administrative expenses	255.7	254.6	(1.1)	(0.4)%
SG&A expenses as % of revenue	36.8%	31.2%		(560) bps
Depreciation and amortization	50.6	35.8	(14.8)	(41.3)%
Operating (loss) income	109.1	209.3	(100.2)	(47.9)%
Operating margin	15.7%	25.6%		(990) bps
Net interest, finance and other costs	22.7	23.9	1.2	5.0%
Income before income taxes	86.4	185.4	(99.0)	(53.4)%
Income tax expense	19.1	36.2	17.1	47.2%
Effective tax rate	22.1%	19.5%		(260) bps
Net income	67.3	149.2	(81.9)	(54.9)%
Other comprehensive income	2.6	(2.0)	4.6	(230.0)%
Comprehensive (loss) income	69.9	147.2	(77.3)	(52.5)%
Earnings per share
Basic	$0.61	$1.36	(0.75)	(55.1)%
Diluted	$0.61	$1.34	(0.73)	(54.5)%
Weighted average number of shares outstanding
Basic	110,136,707	109,714,958
Diluted	110,928,199	111,092,787
Other data:(1)
EBIT	109.1	209.3	(100.2)	(47.9)%
Adjusted EBIT	127.1	217.1	(90.0)	(41.5)%
Adjusted EBIT margin	18.3%	26.6%		(830) bps
Adjusted net (loss) income	85.0	160.6	(75.6)	(47.0)%
Adjusted net (loss) income per basic share	$0.77	$1.46	(0.69)	(47.3)%
Adjusted net (loss) income per diluted share	$0.77	$1.45	(0.68)	(46.9)%
(1) See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

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Revenue
Revenue for the three quarters ended December 27, 2020 was $694.9m, a decrease of $122.3m, or 15.0%, from $817.2m for the three quarters ended December 29, 2019. Revenue generated from our DTC and Wholesale segments decreased due to the COVID-19 factors described below, partially offset by $46.5m of PPE sales in our Other segment.

	Three quarters ended		$ Change			% Change
CAD $ millions	December 27, 2020	December 29, 2019	As reported	Foreign exchange impact	In constant currency(1)	As reported	In constant currency(1)
DTC	356.0	410.8	(54.8)	(5.3)	(60.1)	(13.3)%	(14.6)%
Wholesale	288.0	399.0	(111.0)	(4.4)	(115.4)	(27.8)%	(28.9)%
Other	50.9	7.4	43.5	(0.1)	43.4
Total revenue	694.9	817.2	(122.3)	(9.8)	(132.1)	(15.0)%	(16.2)%
(1)Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of this measure.
DTC
Revenue from our DTC segment for the three quarters ended December 27, 2020 was $356.0m compared to $410.8m for the three quarters ended December 29, 2019. The decrease of $54.8m was driven by COVID-19 disruptions globally in fiscal 2021 offset by e-commerce growth and our continued retail expansion driven by Mainland China. Revenue was negatively impacted by lower retail traffic, limited occupancy levels, and reduced operating hours, as well as government mandated closures for retail stores in Canada and Europe during our peak selling season. The decline in retail revenue was partially offset by the incremental revenue generated from 28 retail stores as at December 27, 2020 compared to 20 retail stores as at December 29, 2019 and e-commerce growth of 33.1%.
Wholesale
Revenue from our Wholesale segment for the three quarters ended December 27, 2020 was $288.0m compared to $399.0m for the three quarters ended December 29, 2019. The decrease of $111.0m was due to the significant reduction in the planned order book relative to the comparative period as a result of the continued impact of COVID-19.
Other
Revenue from our Other segment for the three quarters ended December 27, 2020 was $50.9m compared to $7.4m for the three quarters ended December 29, 2019. The increase of $43.5m was driven by $46.5m of PPE sales in support of COVID-19 response efforts in fiscal 2021, partially offset by a decrease in sales to employees.

Canada Goose Holdings Inc.	Page 12 of 48

Revenue by geography

	Three quarters ended		$ Change			% Change
CAD $ millions	December 27, 2020	December 29, 2019	As reported	Foreign exchange impact	In constant currency(1)	As reported	In constant currency(1)
Canada	178.5	251.0	(72.5)	—	(72.5)	(28.9)%	(28.9)%
United States	170.2	243.9	(73.7)	1.3	(72.4)	(30.2)%	(29.7)%
Asia	185.7	161.7	24.0	(4.8)	19.2	14.8%	11.9%
Europe and Rest of World	160.5	160.6	(0.1)	(6.3)	(6.4)	(0.1)%	(4.0)%
Total revenue	694.9	817.2	(122.3)	(9.8)	(132.1)	(15.0)%	(16.2)%
(1)Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of this measure.
Revenue decreased across all geographic regions excluding Asia during the three quarters ended December 27, 2020 compared to the three quarters ended December 29, 2019 due to the impact of the COVID-19 factors described above. The decline in revenue was partially offset by higher revenue generated in Asia driven by the increase in DTC revenue, including growth of 30.5% in Greater China. Revenue generated in Canada during fiscal 2021 included PPE sales of $46.5m.
Gross Profit (Loss)
Gross profit and gross margin for the three quarters ended December 27, 2020 were $415.4m and 59.8%, respectively, compared to $499.7m and 61.1%, respectively, for the three quarters ended December 29, 2019. The decrease in gross profit was attributable to the decline in revenue noted above. The decrease in gross margin was a result of a higher proportion of revenue from our Other segment, partially offset by higher gross margins in the DTC and Wholesale segments.

	Three quarters ended
	December 27, 2020		December 29, 2019
CAD $ millions	Gross profit (loss)	Gross margin	Gross profit (loss)	Gross margin	$ Change	% Change
DTC	277.4	77.9%	308.8	75.2%	(31.4)	(10.2)%
Wholesale	140.7	48.9%	189.1	47.4%	(48.4)	(25.6)%
Other	(2.7)	(5.3)%	1.8	24.3%	(4.5)	(250.0)%
Total gross profit	415.4	59.8%	499.7	61.1%	(84.3)	(16.9)%
DTC
Gross profit in our DTC segment was $277.4m for the three quarters ended December 27, 2020 compared to $308.8m for the three quarters ended December 29, 2019. The decrease in DTC gross profit was driven by the decline in segment revenue as a result of COVID-19. The increase in gross margin was attributable to higher pricing and a favourable geographic shift to

Canada Goose Holdings Inc.	Page 13 of 48

Asia and Europe and Rest of World (+180 bps). In addition, there were $2.4m (+70 bps) of government subsidies and duty recovery related to 2019 shipments to China (+50 bps).
Wholesale
Gross profit in our Wholesale segment was $140.7m for the three quarters ended December 27, 2020 compared to $189.1m for the three quarters ended December 29, 2019. The decrease in gross profit was driven by the decline in segment revenue as a result of COVID-19. The increase in gross margin was attributable to $10.1m (+350 bps) of government subsidies and a favourable pricing and geographic shift to Europe and Rest of World (+130 bps). This was partially offset by higher costs per unit as production levels were limited and impacted by COVID-19 safety protocols at our manufacturing facilities (-220 bps), and a higher proportion of distributor sales relative to the comparative period (-110 bps).
Other
Gross loss in our Other segment was $(2.7)m for the three quarters ended December 27, 2020 compared to gross profit of $1.8m for the three quarters ended December 29, 2019. The decrease in gross loss was attributable to $4.3m of net overhead costs resulting from the temporary closure of our manufacturing facilities in the first quarter of fiscal 2021 due to COVID-19. PPE gross loss and gross margin were $(0.7)m and (1.5)%, respectively. Gross profit and gross margin from employee sales in our Other segment were $2.3m and 53.0%, respectively, for the three quarters ended December 27, 2020 and $1.8m and 24.3%, respectively, in the comparative period.
SG&A Expenses
SG&A expenses were $255.7m for the three quarters ended December 27, 2020 compared to $254.6m for the three quarters ended December 29, 2019. The increase of $1.1m or 0.4% was attributable to $10.0m of unfavourable foreign exchange losses and $8.6m of higher costs driven by e-commerce volumes, partially offset by corporate initiatives to reduce costs across the business in response to COVID-19, and supplemented by $12.8m of government subsidies. SG&A expenses in the three quarters ended December 27, 2020 included $6.3m of product development costs and $2.2m of costs related to the transition of logistics, warehousing, and freight forwarding to new agencies to enhance our global distribution structure.

	Three quarters ended
	December 27, 2020		December 29, 2019
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
DTC	79.8	22.4%	76.7	18.7%	(3.1)	(4.0)%
Wholesale	31.4	10.9%	36.4	9.1%	5.0	13.7%
Other	144.5		141.5		(3.0)	(2.1)%
Total SG&A expenses	255.7	36.8%	254.6	31.2%	(1.1)	(0.4)%
DTC
SG&A expenses in our DTC segment for the three quarters ended December 27, 2020 were $79.8m, or 22.4% of segment revenue, compared to $76.7m, or 18.7% of segment revenue, for the three quarters ended December 29, 2019, an increase of $3.1m, or 4.0%. The increase of

Canada Goose Holdings Inc.	Page 14 of 48

$3.1m, along with a 3.7% increase of SG&A expenses as a percentage of segment revenue, was attributable to both the $8.6m of higher costs related to e-commerce volume and the net impact of increased costs associated with our expanded retail network largely offset by reduced variable costs driven by lower retail revenue. Partially offsetting these higher costs were $3.3m of savings from rent abatements and $2.4m of government subsidies. COVID-19 related temporary store closure and pre-store opening costs of $2.2m and $1.9m, respectively, were recognized in the three quarters ended December 27, 2020 compared to pre-store opening costs of $3.2m in the three quarters ended December 29, 2019.
Wholesale
SG&A expenses in our Wholesale segment were $31.4m for the three quarters ended December 27, 2020 compared to $36.4m for the three quarters ended December 29, 2019. The decrease was attributable to corporate initiatives to reduce costs in response to COVID-19, supplemented by $1.4m of government subsidies.
Other
SG&A expenses in our Other segment, which include unallocated corporate expenses, were $144.5m for the three quarters ended December 27, 2020 compared to $141.5m for the three quarters ended December 29, 2019. The increase was attributable to $10.0m of unfavourable foreign exchange fluctuations related to working capital and the Term Loan Facility, net of hedge impacts, as well as $6.3m of product development costs. This was partially offset by corporate initiatives to reduce costs across the business in response to COVID-19, supplemented by $9.0m of government subsidies.
Depreciation and amortization
Depreciation and amortization was $50.6m for the three quarters ended December 27, 2020 compared to $35.8m for the three quarters ended December 29, 2019, an increase of $14.8m. Of this increase, $11.3m was driven by the expanded store network related to 28 retail stores as at December 27, 2020 from 20 retail stores as at December 29, 2019 as well as information technology-related expenditures to support growth. Depreciation expense on right-of-use assets of $2.9m and $4.6m was related to pre-store opening costs and COVID-19 temporary store closures, respectively, in the three quarters ended December 27, 2020 compared to $5.7m of pre-store opening costs in the three quarters ended December 29, 2019.

	Three quarters ended
	December 27, 2020	December 29, 2019
CAD $ millions	Reported	Reported	$ Change	% Change
DTC	38.0	26.7	(11.3)	(42.3)%
Wholesale	2.6	2.1	(0.5)	(23.8)%
Other	10.0	7.0	(3.0)	(42.9)%
Total depreciation and amortization	50.6	35.8	(14.8)	(41.3)%

Canada Goose Holdings Inc.	Page 15 of 48

Operating Income (Loss) and Margin
Operating income and operating margin were $109.1m and 15.7% for the three quarters ended December 27, 2020 compared to operating income and operating margin of $209.3m and 25.6% for the three quarters ended December 29, 2019. Operating income decreased as a result of reduced revenue due to the COVID-19 factors described previously. Operating margin decreased due to a higher proportion of revenue from the Other segment, which carries a lower operating margin. Operating income for the three quarters ended December 27, 2020 included $4.3m of net overhead costs due to the temporary closure of our manufacturing facilities in the first quarter of fiscal 2021 and $6.8m of net temporary store closure costs, resulting from the impact of COVID-19.

	Three quarters ended
	December 27, 2020		December 29, 2019
CAD $ millions	Operating income (loss)	Operating margin	Operating income (loss)	Operating margin	$ Change	% Change
DTC	159.6	44.8%	205.4	50.0%	(45.8)	(22.3)%
Wholesale	106.7	37.0%	150.6	37.7%	(43.9)	(29.2)%
Other	(157.2)		(146.7)		(10.5)	(7.2)%
Total operating income	109.1	15.7%	209.3	25.6%	(100.2)	(47.9)%
DTC
DTC segment operating income was $159.6m for the three quarters ended December 27, 2020 compared to operating income of $205.4m for the three quarters ended December 29, 2019. The decrease of $45.8m in operating income was attributable to COVID-19 temporary store closures resulting in lower revenue, partially offset by $4.8m of government subsidies and $3.3m of savings from rent abatements. COVID-19 related temporary store closure costs and pre-store opening costs of $6.8m and $4.8m, respectively, were recognized in fiscal 2021 compared to pre-store opening costs of $7.7m in fiscal 2020. The decline in the DTC operating margin reflects fixed cost deleverage as a result of lower store revenues driven by the impact of COVID-19, and operating 28 stores as at December 27, 2020 from 20 as at December 29, 2019. These drivers were partially offset by e-commerce revenue growth of 33.1%, which carries lower operating costs.
Wholesale
Wholesale segment operating income was $106.7m for the three quarters ended December 27, 2020 compared to operating income of $150.6m for the three quarters ended December 29, 2019. The decrease of $43.9m in operating income was attributable to the decline in revenue, partially offset by cost reduction initiatives and supplemented by $11.5m of government subsidies.
Other
Other segment operating loss was $(157.2)m for the three quarters ended December 27, 2020 compared to $(146.7)m for the three quarters ended December 29, 2019. The increase of $10.5m in operating loss was attributable to $10.0m of unfavourable foreign exchange losses,

Canada Goose Holdings Inc.	Page 16 of 48

$6.3m of product development costs, and $4.3m of net overhead costs resulting from the temporary closure of our manufacturing facilities due to COVID-19. This was offset by corporate initiatives to reduce costs in response to COVID-19, as well as $9.0m of government subsidies recognized in SG&A expenses.
Net Interest, Finance and Other Costs
Net interest, finance and other costs were $22.7m for the three quarters ended December 27, 2020 compared to $23.9m for the three quarters ended December 29, 2019. The decrease was attributable to the lower acceleration of unamortized costs in connection with the refinancing of the Term Loan Facility by $5.9m from the comparative period, offset by higher interest charges on the Term Loan Facility of $2.4m due to the Refinancing Amendment (as defined further below under “Financial Condition, Liquidity and Capital Resources - Indebtedness - Amendment to the Term Loan Facility”) and corporate restructuring costs of $1.6m in the three quarters ended December 27, 2020. Excluding the impact of interest on lease liabilities of $7.1m for the three quarters ended December 27, 2020 and $6.3m for the three quarters ended December 29, 2019, interest charges decreased by $2.0m from the comparative period as a result of a lower average interest rate on higher gross borrowings.
Income Taxes
Income tax expense was $19.1m for the three quarters ended December 27, 2020 compared to an income tax expense of $36.2m for the three quarters ended December 29, 2019. For the three quarters ended December 27, 2020, the effective and statutory tax rates were 22.1% and 25.4%, respectively, compared to 19.5% and 25.5% for the three quarters ended December 29, 2019, respectively. Given our global operations, the effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax rates.
Net Income
Net income for the three quarters ended December 27, 2020 was $67.3m compared to $149.2m for the three quarters ended December 29, 2019, driven by the factors described above.

Canada Goose Holdings Inc.	Page 17 of 48

For the third quarter ended December 27, 2020 compared to the third quarter ended December 29, 2019
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions.

CAD $ millions (except share and per share data)	Third quarter ended		$ Change	% Change
	December 27, 2020	December 29, 2019
Statement of Operations data:
Revenue	474.0	452.1	21.9	4.8%
Cost of sales	157.6	153.7	(3.9)	(2.5)%
Gross profit	316.4	298.4	18.0	6.0%
Gross margin	66.8%	66.0%		80 bps
Selling, general and administrative expenses	144.7	123.6	(21.1)	(17.1)%
SG&A expenses as % of revenue	30.5%	27.3%		(320) bps
Depreciation and amortization	18.4	13.4	(5.0)	(37.3)%
Operating income	153.3	161.4	(8.1)	(5.0)%
Operating margin	32.3%	35.7%		(340) bps
Net interest, finance and other costs	10.0	5.8	(4.2)	(72.4)%
Income before income taxes	143.3	155.6	(12.3)	(7.9)%
Income tax expense	36.3	37.6	1.3	3.5%
Effective tax rate	25.3%	24.2%		(110) bps
Net income	107.0	118.0	(11.0)	(9.3)%
Other comprehensive (loss) income	(1.5)	(3.3)	1.8	54.5%
Comprehensive income	105.5	114.7	(9.2)	(8.0)%
Earnings per share
Basic	$0.97	$1.08	(0.11)	(10.2)%
Diluted	$0.96	$1.07	(0.11)	(10.3)%
Weighted average number of shares outstanding
Basic	110,201,805	109,646,184
Diluted	111,239,180	110,581,202
Other data:(1)
EBIT	153.3	161.4	(8.1)	(5.0)%
Adjusted EBIT	157.9	163.8	(5.9)	(3.6)%
Adjusted EBIT margin	33.3%	36.2%		(290) bps
Adjusted net income	111.9	119.7	(7.8)	(6.5)%
Adjusted net income per basic share	$1.02	$1.09	(0.07)	(6.4)%
Adjusted net income per diluted share	$1.01	$1.08	(0.07)	(6.5)%
(1)See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Canada Goose Holdings Inc.	Page 18 of 48

Revenue
Revenue for the third quarter ended December 27, 2020 was $474.0m, an increase of $21.9m, or 4.8%, from $452.1m for the third quarter ended December 29, 2019. Revenue generated from our DTC and Wholesale segments was impacted by the COVID-19 factors described below, and included $10.7m of PPE sales in our Other segment.

	Third quarter ended		$ Change			% Change
CAD $ millions	December 27, 2020	December 29, 2019	As reported	Foreign exchange impact	In constant currency(1)	As reported	In constant currency(1)
DTC	299.4	301.8	(2.4)	(4.1)	(6.5)	(0.8)%	(2.2)%
Wholesale	160.8	145.3	15.5	(0.8)	14.7	10.7%	10.1%
Other	13.8	5.0	8.8	—	8.8
Total revenue	474.0	452.1	21.9	(4.9)	17.0	4.8%	3.8%
(1)Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of this measure.
DTC
Revenue from our DTC segment for the third quarter ended December 27, 2020 was $299.4m compared to $301.8m for the third quarter ended December 29, 2019. The decrease of $2.4m was driven by COVID-19 disruptions globally, almost entirely offset by e-commerce growth of 39.3% and our continued retail expansion driven by Mainland China. Globally, 21% of our retail stores were impacted by mandatory closures of over four weeks during our peak season.
Wholesale
Revenue from our Wholesale segment for the third quarter ended December 27, 2020 was $160.8m compared to $145.3m for the third quarter ended December 29, 2019. The increase of $15.5m was due to the later timing of shipments relative to fiscal 2020 to accommodate wholesale partner operations as a result of COVID-19.
Other
Revenue from our Other segment for the third quarter ended December 27, 2020 was $13.8m compared to $5.0m for the third quarter ended December 29, 2019. The increase of $8.8m was attributable to $10.7m of PPE sales in support of COVID-19 response efforts in the third quarter of fiscal 2021, partially offset by a decrease in sales to employees from the comparative quarter.

Canada Goose Holdings Inc.	Page 19 of 48

Revenue by geography

	Third quarter ended		$ Change			% Change
CAD $ millions	December 27, 2020	December 29, 2019	As reported	Foreign exchange impact	In constant currency(1)	As reported	In constant currency(1)
Canada	100.6	130.6	(30.0)	—	(30.0)	(23.0)%	(23.0)%
United States	129.9	142.8	(12.9)	1.9	(11.0)	(9.0)%	(7.7)%
Asia	134.5	94.7	39.8	(4.1)	35.7	42.0%	37.7%
Europe and Rest of World	109.0	84.0	25.0	(2.7)	22.3	29.8%	26.5%
Total revenue	474.0	452.1	21.9	(4.9)	17.0	4.8%	3.8%
(1)Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of these measures.
Revenue increased in Asia and Europe and Rest of World for the third quarter ended December 27, 2020 compared to the third quarter ended December 29, 2019 resulting from an increase in DTC revenue, including growth of 35.9% in Greater China. The increase in revenue was partially offset by a decline in revenue in Canada and the United States due to the COVID-19 factors described above, including a lower wholesale order book and prolonged store closures in significant markets in Canada. Revenue generated in Canada during the third quarter of fiscal 2021 included PPE sales of $10.7m.
Gross Profit
Gross profit and gross margin for the third quarter ended December 27, 2020 were $316.4m and 66.8%, respectively, compared to $298.4m and 66.0%, respectively, for the third quarter ended December 29, 2019. The increase in gross profit was attributable to higher revenue as well as $4.8m of government subsidies. The increase in gross margin resulted from higher DTC and Wholesale segment gross margins, partially offset by a lower Other segment gross margin.

	Third quarter ended
	December 27, 2020		December 29, 2019
CAD $ millions	Gross profit	Gross margin	Gross profit	Gross margin	$ Change	$ Change
DTC	233.3	77.9%	226.7	75.1%	6.6	2.9%
Wholesale	82.8	51.5%	70.4	48.5%	12.4	17.6%
Other	0.3	2.2%	1.3	26.0%	(1.0)	(76.9)%
Total gross profit	316.4	66.8%	298.4	66.0%	18.0	6.0%
DTC
Gross profit in our DTC segment was $233.3m for the third quarter ended December 27, 2020 compared to $226.7m for the third quarter ended December 29, 2019. The increase in DTC gross profit and gross margin was attributable to higher pricing and a favourable geographic shift to Asia and Europe and Rest of World (+210 bps). Gross margin was also positively impacted by $1.6m (+50 bps) of government subsidies.

Canada Goose Holdings Inc.	Page 20 of 48

Wholesale
Gross profit in our Wholesale segment was $82.8m for the third quarter ended December 27, 2020 compared to $70.4m for the third quarter ended December 29, 2019. The increase in gross profit and gross margin was attributable to the net impact of higher pricing and the positive impact of volume (+180 bps) driven by parkas, partially offset by the unfavourable impact of a higher proportion of distributor sales (-80 bps). Gross margin was also positively impacted by $3.1m (+200 bps) of government subsidies.
Other
Gross profit and gross margin in our Other segment were $0.3m and 2.2%, respectively, for the third quarter ended December 27, 2020. PPE gross loss and gross margin were $(0.7)m and (6.5)%, respectively. Gross profit and gross margin from employee sales in our Other segment were $1.0m and 32.3%, respectively, in the current quarter and $1.3m and 26.0%, respectively, in the comparative quarter.
SG&A Expenses
SG&A expenses were $144.7m for the third quarter ended December 27, 2020 compared to $123.6m for the third quarter ended December 29, 2019. The increase of $21.1m or 17.1% was attributable to $8.4m of higher marketing costs, a $7.7m increase in variable costs driven by e-commerce volumes, $7.1m of unfavourable foreign exchange losses, and $1.7m of product developments costs with no comparable costs in the third quarter of fiscal 2020. This was partially offset by $1.6m of government subsidies.

	Third quarter ended
	December 27, 2020		December 29, 2019
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
DTC	54.4	18.2%	47.7	15.8%	(6.7)	(14.0)%
Wholesale	13.0	8.1%	14.5	10.0%	1.5	10.3%
Other	77.3		61.4		(15.9)	(25.9)%
Total SG&A expenses	144.7	30.5%	123.6	27.3%	(21.1)	(17.1)%
DTC
SG&A expenses in our DTC segment for the third quarter ended December 27, 2020 were $54.4m, 18.2% of segment revenue, compared to $47.7m, 15.8% of segment revenue, for the third quarter ended December 29, 2019. The increase of $6.7m, along with the 2.4% increase of SG&A expenses as a percentage of segment revenue, was attributable to both $7.7m of higher costs related to e-commerce volumes and the net impact of increased costs associated with our expanded retail network which was largely offset by reduced variable costs driven by lower retail revenue. In addition, there were $0.9m of savings from rent abatements and $0.4m of government subsidies. COVID-19 related temporary store closure and pre-store opening costs of $0.3m and $0.2m, respectively, were recognized in the third quarter of fiscal 2021 compared to pre-store opening costs of $0.7m in the comparative quarter.

Canada Goose Holdings Inc.	Page 21 of 48

Wholesale
SG&A expenses in our Wholesale segment were $13.0m for the third quarter ended December 27, 2020 compared to $14.5m for the third quarter ended December 29, 2019. The decrease of $1.5m or 10.3% was attributable to cost reduction initiatives.
Other
SG&A expenses in our Other segment, which include unallocated corporate expenses, were $77.3m for the third quarter ended December 27, 2020 compared to $61.4m for the third quarter ended December 29, 2019. The increase of $15.9m or 25.9% was attributable to $8.4m of higher marketing costs, $7.1m of unfavourable foreign exchange fluctuations related to working capital and the Term Loan Facility, net of hedge impacts, and $3.3m of product development costs. The increase was partially offset by corporate initiatives to reduce costs, supplemented $1.2m of government subsidies.
Depreciation and amortization
Depreciation and amortization was $18.4m for the third quarter ended December 27, 2020 compared to $13.4m for the third quarter ended December 29, 2019, an increase of $5.0m. Of the increase, $4.1m was driven by the expanded store network related to 28 retail stores as at December 27, 2020 from 20 retail stores as at December 29, 2019 as well as information technology-related expenditures to support growth. Depreciation expense on right-of-use assets of $0.9m and $0.6m was related to pre-store opening costs and COVID-19 temporary store closures, respectively, in the third quarter ended December 27, 2020 compared to $1.1m of pre-store opening costs in the third quarter ended December 29, 2019.

	Third quarter ended
	December 27, 2020	December 29, 2019
CAD $ millions	Reported	Reported	$ Change	% Change
DTC	14.2	10.1	(4.1)	(40.6)%
Wholesale	0.8	0.7	(0.1)	(14.3)%
Other	3.4	2.6	(0.8)	(30.8)%
Total depreciation and amortization	18.4	13.4	(5.0)	(37.3)%

Canada Goose Holdings Inc.	Page 22 of 48

Operating Income (Loss) and Margin
Operating income and operating margin were $153.3m and 32.3% for the third quarter ended December 27, 2020 compared to operating income of $161.4m and 35.7% for the third quarter ended December 29, 2019. The change in operating income was attributable to higher gross profit in the Wholesale and DTC segments. This was offset by an increase in SG&A expenses including $8.4m of higher marketing spend, $7.7m of higher costs driven by e-commerce volumes, $7.1m of unfavourable foreign exchange losses, and a $5.0m increase in depreciation and amortization.

	Third quarter ended
	December 27, 2020		December 29, 2019
CAD $ millions	Operating income (loss)	Operating margin	Operating income (loss)	Operating margin	$ Change	% Change
DTC	164.7	55.0%	168.9	56.0%	(4.2)	(2.5)%
Wholesale	69.0	42.9%	55.2	38.0%	13.8	25.0%
Other	(80.4)		(62.7)		(17.7)	(28.2)%
Total operating income	153.3	32.3%	161.4	35.7%	(8.1)	(5.0)%
DTC
DTC segment operating income was $164.7m for the third quarter ended December 27, 2020 compared to operating income of $168.9m for the third quarter ended December 29, 2019. The decrease in operating income and operating margin of $4.2m and 1.0%, respectively, were due to lower retail store revenues than the comparative quarter driven by the impact of COVID-19 and fixed cost deleverage related to operating 28 stores from 20. These drivers were partially offset by e-commerce revenue growth of 39.3%, which carries lower operating costs. In addition, there were $0.9m of savings from rent abatements and $2.0m of government subsidies. Pre-store opening costs and COVID-19 related temporary store closure costs of $1.1m and $1.0m, respectively, were recognized in the third quarter of fiscal 2021 compared to pre-store opening costs of $1.7m in the third quarter of fiscal 2020.
Wholesale
Wholesale segment operating income was $69.0m for the third quarter ended December 27, 2020 compared to operating income of $55.2m for the third quarter ended December 29, 2019. The increases in operating income and operating margin of $13.8m and 6.0%, respectively, were attributable to a higher gross profit and cost reduction initiatives, supplemented by $3.1m of government subsidies.
Other
Other segment operating loss was $(80.4)m for the third quarter ended December 27, 2020 compared to $(62.7)m for the third quarter ended December 29, 2019. The increase in operating loss was attributable to higher operating costs including an $8.4m increase in marketing costs, $7.1m of unfavourable foreign exchange losses, and $3.3m of product development costs. This was partially offset by $1.3m of government subsidies.

Canada Goose Holdings Inc.	Page 23 of 48

Net Interest, Finance and Other Costs
Net interest, finance and other costs were $10.0m for the third quarter ended December 27, 2020 compared to $5.8m for the third quarter ended December 29, 2019. The increase was driven by higher interest charges on the Term Loan Facility of $3.3m, and $1.1m attributable to the acceleration of unamortized costs in connection with the Refinancing Amendment. Excluding the impact of interest on lease liabilities of $2.4m for the third quarter ended December 27, 2020 and $2.1m for the third quarter ended December 29, 2019, interest charges increased by $3.9m as a result of a higher average interest rate and higher gross borrowings from the comparative quarter.
Income Taxes
Income tax expense was $36.3m for the third quarter ended December 27, 2020 compared to income tax expense of $37.6m for the third quarter ended December 29, 2019. For the third quarter ended December 27, 2020, the effective and statutory tax rates were 25.3% and 25.4%, respectively, compared to 24.2% and 25.5% for the third quarter ended December 29, 2019. Given our global operations, the effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax rates.
Net Income
Net income for the third quarter ended December 27, 2020 was $107.0m compared to $118.0m for the third quarter ended December 29, 2019, driven by the factors described above.

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Quarterly Financial Information

	Fiscal 2021			Fiscal 2020				Fiscal 2019
CAD $ millions (except per share data)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
Revenue
DTC	299.4	46.2	10.4	114.2	301.8	74.2	34.8	122.4
Wholesale	160.8	118.5	8.7	25.0	145.3	218.1	35.6	33.0
Other	13.8	30.1	7.0	1.7	5.0	1.7	0.7	0.8
Total	474.0	194.8	26.1	140.9	452.1	294.0	71.1	156.2
% of fiscal year revenue	—%	—%	—%	14.7%	47.2%	30.7%	7.4%	18.8%
Net income (loss)	107.0	10.4	(50.1)	2.5	118.0	60.6	(29.4)	9.0
Earnings (loss) per share
Basic	$0.97	$0.09	$(0.46)	$0.02	$1.08	$0.55	$(0.27)	$0.08
Diluted	$0.96	$0.09	$(0.46)	$0.02	$1.07	$0.55	$(0.27)	$0.08
Adjusted EBIT(1)	157.9	15.7	(46.5)	(9.7)	163.8	79.2	(25.9)	13.0
Adjusted net income (loss) per diluted share(1)	$1.01	$0.10	$(0.35)	$(0.12)	$1.08	$0.57	$(0.21)	$0.09
(1)See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
Revenue in our wholesale segment is highest in our second and third quarters as we fulfill wholesale customer orders in time for the Fall and Winter retail seasons, and, in our DTC segment, in the third and fourth quarters. Our net income is typically negative in the first quarter and reduced in the fourth quarter as we invest ahead of our peak season.
Revenue
Over the last eight quarters, revenue has been impacted by the following:
•the COVID-19 pandemic beginning in the fourth quarter of fiscal 2020;
•timing of store openings;
•launch and expansion of international e-commerce sites;
•timing and extent of demand generation activities, including in-channel marketing;
•increased manufacturing flexibility through a shift to in-house production, which has an impact on the timing of wholesale order shipments and customer demand;
•timing of end-consumer purchasing in the DTC segment and the availability of new products;
•successful execution of global pricing strategy;
•shift in mix of revenue from wholesale to DTC, which has impacted the seasonality of our financial performance;

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•shift in geographic mix of sales to increase sales outside of Canada;
•fluctuation of foreign currencies relative to the Canadian dollar;
•political disruptions in Hong Kong beginning in June 2019;
•protests in many North American cities beginning in the first quarter of fiscal 2021; and
•PPE production beginning in the first quarter of fiscal 2021.
Net Income (Loss)
Over the last eight quarters, net income (loss) has been affected by the following factors:
•impact of the items affecting revenue, as discussed above;
•costs incurred and relief received from government programs as a result of the COVID-19 pandemic beginning in the fourth quarter of fiscal 2020;
•increase and timing of our investment in brand, marketing, and administrative support as well as increased investment in property, plant, and equipment and intangible assets to support growth initiatives;
•increase in fixed SG&A costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, resulting in negative and reduced net income in our seasonally low-revenue first and fourth quarters, respectively;
•impact of foreign exchange;
•fluctuations in average cost of borrowings to address growing net working capital requirements and higher seasonal borrowings in the first and second quarters of each fiscal year to address the seasonal nature of revenue;
•pre-store opening costs incurred, timing of leases signed, and opening of stores;
•the nature and timing of transaction costs in connection with secondary offerings of shares, the Baffin acquisition, and amendments to long-term debt agreements; and
•the proportion of taxable income in non-Canadian jurisdictions.
NON-IFRS FINANCIAL MEASURES
The Company uses certain non-IFRS financial measures in this document and other documents, including EBIT, adjusted EBIT, adjusted EBIT margin, EBITDAR, adjusted EBITDAR, adjusted net (loss) income, adjusted net (loss) income per basic and diluted share, constant currency revenue, net debt, net debt leverage, net working capital, net working capital turnover, and free operating cash flow. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

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	Three quarters ended		Third quarter ended
CAD $ millions (except per share data)	December 27, 2020	December 29, 2019	December 27, 2020	December 29, 2019
EBIT	109.1	209.3	153.3	161.4
Adjusted EBIT	127.1	217.1	157.9	163.8
Adjusted EBIT margin	18.3%	26.6%	33.3%	36.2%
EBITDAR	170.9	253.2	177.8	177.9
Adjusted EBITDAR	181.4	253.3	180.9	178.5
Adjusted net income	85.0	160.6	111.9	119.7
Adjusted net income per basic share	$0.77	$1.46	$1.02	$1.09
Adjusted net income per diluted share	$0.77	$1.45	$1.01	$1.08
Free operating cash flow	200.1	18.1	309.6	234.5

CAD $ millions	December 27, 2020	December 29, 2019	March 29, 2020
Net debt	(184.8)	(296.5)	(355.5)
Net working capital	213.9	284.8	327.1
EBIT, adjusted EBIT, adjusted EBIT margin, EBITDAR, adjusted EBITDAR, adjusted net (loss) income, and adjusted net (loss) income per basic and diluted share
These non-IFRS measures exclude the impact of certain non-cash items and certain other adjustments related to events that are non-recurring or unusual in nature, including the COVID-19 pandemic, that we believe are not reflective of our ongoing operations and that make comparisons of underlying financial performance between periods difficult. We use, and believe that certain investors and analysts use, this information to evaluate our core financial and operating performance for business planning purposes, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact the apparel industry.
For the three quarters ended December 27, 2020, we believe that identifying certain costs directly resulting from the impact of the COVID-19 pandemic and excluding these amounts from our calculation of the non-IFRS measures described above helps management and investors assess the impact of COVID-19 on our business as well as our general economic performance during the period. During the three quarters ended December 27, 2020, these primarily comprised overhead costs recognized during the temporary closure of our manufacturing facilities and temporary store closure costs including depreciation and interest expenses. These were partially offset by rent concessions and government subsidies recognized during the period.
Constant currency revenue
Constant currency revenue is calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates. We use, and believe that certain investors and analysts use, this information to assess how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations. See the Revenue section of

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the “Results of Operations” for a reconciliation of reported revenue and revenue on a constant currency basis.
Net debt and net debt leverage
We define net debt as total indebtedness, net of cash, and net debt leverage as the ratio of net debt to adjusted EBITDAR, measured on a trailing 52 or 53-week period. We use, and believe that certain investors and analysts use, these non-IFRS financial measures to determine the Company’s financial leverage and ability to meet its debt obligations. See “Financial Condition, Liquidity and Capital Resources - Indebtedness” below for a table providing the calculation of net debt and discussion of net debt leverage.
Net working capital and net working capital turnover
We define net working capital as current assets, net of cash, minus current liabilities, excluding the Short-term Borrowings and current portion of lease liabilities. Net working capital turnover is the ratio of average net working capital to revenue, both measured on a trailing 52 or 53-week period. We use, and believe that certain investors and analysts use, this information to assess the Company’s liquidity and management of net working capital resources. See “Financial Condition, Liquidity and Capital Resources” below for a table providing the calculation of net working capital.
Free operating cash flow
We define free operating cash flow as net cash flows from (used in) operating activities plus net cash flows from (used in) investing activities, minus principal payments on lease liabilities. We use, and believe that certain investors and analysts use, this information to assess the Company’s financial leverage and cash available for repayment of borrowings and other financing activities and as an indicator of operational financial performance. See “Cash Flows” below for a table providing the free operating cash flow balance for the quarter.

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The tables below reconcile net income (loss) to EBIT, adjusted EBIT, EBITDAR, adjusted EBITDAR, and adjusted net income (loss) for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	Three quarters ended		Third quarter ended
CAD $ millions	December 27, 2020	December 29, 2019	December 27, 2020	December 29, 2019
Net income	67.3	149.2	107.0	118.0
Add (deduct) the impact of:
Income tax expense	19.1	36.2	36.3	37.6
Net interest, finance and other costs	22.7	23.9	10.0	5.8
EBIT	109.1	209.3	153.3	161.4
Costs of the Baffin acquisition (a)	1.0	1.9	0.1	0.5
Unrealized foreign exchange gain on Term Loan Facility (b)	1.4	(2.7)	2.4	(0.3)
Transition of logistics agencies (c)	2.2	—	—	—
Net temporary store closure costs (d)	6.8	—	1.0	—
Net excess overhead costs from temporary closure of manufacturing facilities (d)	4.3	—	—	—
Pre-store opening costs (e)	4.8	7.7	1.1	1.8
Non-cash provision release (f)	(3.0)	—	—	—
Other	0.5	0.9	—	0.4
Total adjustments	18.0	7.8	4.6	2.4
Adjusted EBIT	127.1	217.1	157.9	163.8
Adjusted EBIT margin	18.3%	26.6%	33.3%	36.2%

Add the impact of:
Depreciation and amortization(1)	61.8	43.9	24.5	16.5
EBITDAR(2)	170.9	253.2	177.8	177.9
Adjusted EBITDAR(3)	181.4	253.3	180.9	178.5
(1)Depreciation and amortization includes depreciation on right-of-use assets under IFRS 16, Leases.
(2)EBITDAR is defined as earnings before interest, taxes, depreciation and amortization, and rent expense, and includes variable rent.
(3)Adjusted EBITDAR is calculated as EBITDAR, adjusted for items (a) to (f) but excluding $0.6m and $4.6m of net temporary store closure costs, and $0.9m and $2.9m of pre-store opening costs in (e), for the third and three quarters ended December 27, 2020, respectively (pre-store opening costs for the third and three quarters ended December 29, 2019 - $1.1m and $5.7m, respectively).

Canada Goose Holdings Inc.	Page 29 of 48

	Three quarters ended		Third quarter ended
CAD $ millions	December 27, 2020	December 29, 2019	December 27, 2020	December 29, 2019
Net income	67.3	149.2	107.0	118.0
Add (deduct) the impact of:
Costs of the Baffin acquisition (a)	1.0	1.9	0.1	0.5
Unrealized foreign exchange gain on Term Loan Facility (b)	1.4	(2.7)	2.4	(0.3)
Transition of logistics agencies (c)	2.2	—	—	—
Net temporary store closure costs (d) (g)	8.1	—	1.0	—
Net excess overhead costs from temporary closure of manufacturing facilities (d)	4.3	—	—	—
Pre-store opening costs (h)	5.4	8.7	1.2	1.9
Non-cash provision release (f)	(3.0)	—	—	—
Acceleration of unamortized costs on Term Loan Refinancing (i)	1.1	7.0	1.1	—
Restructuring expense (d)	1.7	—	—	—
Other	0.7	0.9	0.2	0.4
Total adjustments	22.9	15.8	6.0	2.5
Tax effect of adjustments	(5.2)	(4.4)	(1.1)	(0.8)
Adjusted net income	85.0	160.6	111.9	119.7
(a)Costs in connection with the Baffin acquisition and the impact of gross margin that would otherwise have been recognized on inventory recorded at net realizable value less costs to sell.
(b)Unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.
(c)Costs incurred for the transition of logistics, warehousing, and freight forwarding agencies to enhance our global distribution structure.
(d)Total government subsidies globally of $6.4m and $27.1m were recognized in the third and three quarters ended December 27, 2020, respectively. These subsidies were recorded as a reduction to the associated wage costs which the Company incurred; as a result government subsidies were recorded as a reduction to excess overhead costs from temporary closure of manufacturing facilities ($nil and $1.3m), temporary store closure costs (less than $0.1m and $1.4m), and restructuring expense ($nil and $0.4m), for the third and three quarters ended December 27, 2020, respectively. The benefit of $6.4m and $26.7m of government subsidies therefore remained in adjusted EBIT as a reduction to the associated wage costs for the third and three quarters ended December 27, 2020, respectively.
(e)Costs incurred during pre-opening periods for new retail stores, including depreciation on right-of-use assets.
(f)Release of a non-cash sales contract provision as a result of the expiration of the statute of limitations in the respective jurisdiction in the third and three quarters ended December 27, 2020.

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(g)Includes $0.1m and $1.4m of interest expense on lease liabilities for temporary store closures in the third and three quarters ended December 27, 2020, respectively.
(h)Pre-store opening costs incurred in (e) above plus $0.1m and $0.6m of interest expense on lease liabilities for new retail stores during pre-opening periods in the third and three quarters ended December 27, 2020 (third and three quarters ended December 29, 2019 - $0.4m and $0.9m, respectively).
(i)The non-cash unamortized costs accelerated in connection with the amendments to the Term Loan Facility on October 7, 2020 and May 10, 2019.
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Financial Condition
The following table represents our net working capital(1) position as at December 27, 2020, December 29, 2019 and March 29, 2020.

CAD $ millions	December 27, 2020	December 29, 2019	$ Change	March 29, 2020	$ Change
Current assets	956.6	577.4	379.2	531.8	424.8
Deduct: Cash	(469.0)	(72.0)	(397.0)	(31.7)	(437.3)
Current assets, net of cash	487.6	505.4	(17.8)	500.1	(12.5)

Current liabilities	325.0	254.4	70.6	208.9	116.1
Deduct the impact of:
Short-term Borrowings	(7.0)	—	(7.0)	—	(7.0)
Current portion of lease liabilities	(44.3)	(33.8)	(10.5)	(35.9)	(8.4)
Current liabilities, net of Short-term Borrowings and lease liabilities	273.7	220.6	53.1	173.0	100.7

Net working capital(1)	213.9	284.8	(70.9)	327.1	(113.2)
(1)See “Non-IFRS Financial Measures” for a description of this measure.
As at December 27, 2020, we had $213.9m of net working capital compared to $284.8m of net working capital as at December 29, 2019. The $70.9m decrease, or 24.9%, was driven by a $32.8m increase in accounts payable and accrued liabilities due to the extension of payment terms in response to COVID-19, a $17.8m increase in provisions, a $14.1m decrease in other current assets, and a decrease in inventory levels of $9.1m. Net working capital turnover(1) was 38.3% in the quarter ended December 27, 2020.
As at December 27, 2020, we had $213.9m of net working capital compared to $327.1m of net working capital as at March 29, 2020.

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Cash Flows
The following table summarizes the Company’s consolidated statement of cash flows for the third and three quarters ended December 27, 2020 compared to the third and three quarters ended December 29, 2019.

	Three quarters ended			Third quarter ended
CAD $ millions	December 27, 2020	December 29, 2019	$ Change	December 27, 2020	December 29, 2019	$ Change
Total cash provided by (used in) :
Operating activities	249.3	81.7	167.6	332.6	262.7	69.9
Investing activities	(21.4)	(46.5)	25.1	(12.6)	(20.7)	8.1
Financing activities	214.3	(52.1)	266.4	(3.3)	(204.0)	200.7
Effects of foreign currency exchange rate changes on cash	(4.9)	0.3	(5.2)	(4.0)	(0.2)	(3.8)
Increase (decrease) in cash	437.3	(16.6)	453.9	312.7	37.8	274.9
Cash, beginning of period	31.7	88.6	(56.9)	156.3	34.2	122.1
Cash, end of period	469.0	72.0	397.0	469.0	72.0	397.0

Free operating cash flow(1)	200.1	18.1	182.0	309.6	234.5	75.1
(1)See “Non-IFRS Financial Measures” for a description of this measure.
Cash Requirements
Our primary need for liquidity is to fund net working capital, capital expenditures, debt services, and general corporate requirements of our business. Our primary source of liquidity to meet our cash requirements is cash generated from operating activities over our annual operating cycle. We also utilize our Short-term Borrowings, the Revolving Facility, and the Trade accounts receivable factoring program to provide short-term liquidity and to have funds available for net working capital. Our ability to fund our operations, invest in planned capital expenditures, meet debt obligations, and repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject, but not limited to, prevailing economic, financial, and business conditions, some of which are beyond our control. Cash generated from operating activities is significantly impacted by the seasonality of our business. Historically, cash flows from operating activities have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.
Cash flows from operating activities
Cash from operating activities was $249.3m for the three quarters ended December 27, 2020 compared to $81.7m for the three quarters ended December 29, 2019. The increase in cash from operating activities of $167.6m was driven by favourable changes in working capital due to a decrease in inventories resulting from limited production offset by lower sales in fiscal 2021.

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Cash from operating activities was $332.6m for the third quarter ended December 27, 2020 compared to $262.7m for the third quarter ended December 29, 2019. The increase in cash from operating activities of $69.9m was driven by favourable changes in working capital resulting from a decrease in inventories as described above.
Cash flows used in investing activities
Cash used in investing activities was $21.4m for the three quarters ended December 27, 2020 compared to $46.5m for the three quarters ended December 29, 2019. The decrease in cash used in investing activities of $25.1m was due to the extension of payment terms for capital expenditures on retail store construction and investments in information technology for the three quarters ended December 27, 2020.
Cash used in investing activities was $12.6m for the third quarter ended December 27, 2020 compared to $20.7m for the third quarter ended December 29, 2019. The decrease in cash used in investing activities of $8.1m was due to the extension of payment terms as described above for the third quarter ended December 27, 2020.
Cash flows from (used in) financing activities
Cash generated from financing activities was $214.3m for the three quarters ended December 27, 2020 compared to cash used in financing activities of $52.1m for the three quarters ended December 29, 2019. The increase in cash generated from financing activities of $266.4m was driven by $254.6m of higher gross borrowings due to the Term Loan Refinancing Amendment and $38.7m of payments for the purchase and cancellation of subordinate voting shares in fiscal 2020. The increase was partially offset by $10.7m in higher principal paid on lease liabilities.
Cash used in financing activities was $3.3m for the third quarter ended December 27, 2020 compared to $204.0m for the third quarter ended December 29, 2019. The decrease in cash used in financing activities of $200.7m was driven by $216.4m of higher gross borrowings as described above.
Free operating cash flow(1)
The table below reconciles the cash flows used in operating and investing activities, and principal payments on lease liabilities to free operating cash flow.

	Three quarters ended			Third quarter ended
CAD $ millions	December 27, 2020	December 29, 2019	$ Change	December 27, 2020	December 29, 2019	$ Change
Total cash used in:
Operating activities	249.3	81.7	167.6	332.6	262.7	69.9
Investing activities	(21.4)	(46.5)	25.1	(12.6)	(20.7)	8.1

Deduct the impact of:
Principal payments on lease liabilities	(27.8)	(17.1)	(10.7)	(10.4)	(7.5)	(2.9)
Free operating cash flow(1)	200.1	18.1	182.0	309.6	234.5	75.1
(1)See “Non-IFRS Financial Measures” for a description of this measure.

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Free operating cash flow increased to $200.1m for the three quarters ended December 27, 2020 from $18.1m for the three quarters ended December 29, 2019 due to improved cash flows from operating and investing activities as described above, partially offset by higher principal paid on lease liabilities.
Free operating cash flow increased to $309.6m for the third quarter ended December 27, 2020 from $234.5m for the third quarter ended December 29, 2019 due to the factors described above.
Indebtedness
The following table presents our net debt(1) as at December 27, 2020, December 29, 2019, and March 29, 2020.

CAD $ millions	December 27, 2020	December 29, 2019	$ Change	March 29, 2020	$ Change
Cash	469.0	72.0	397.0	31.7	437.3
Short-term Borrowings	(7.0)	—	(7.0)	—	(7.0)
Revolving Facility	—	—	—	—	—
Term Loan Facility	(385.9)	(148.8)	(237.1)	(159.3)	(226.6)
Lease liabilities	(260.9)	(219.7)	(41.2)	(227.9)	(33.0)
Net debt(1)	(184.8)	(296.5)	111.7	(355.5)	170.7
(1)See “Non-IFRS Financial Measures” for a description of these measures.
As at December 27, 2020, net debt was $184.8m compared to $296.5m as at December 29, 2019. The decrease of $111.7m was driven by a significant improvement in our cash position of $397.0m, partially offset by higher borrowings of $237.1m under the Term Loan Facility due to the Refinancing Amendment and an increase of $41.2m in lease liabilities. Net debt leverage(1) as at December 27, 2020 was 0.6 times adjusted EBITDAR.
Net debt as at December 27, 2020 was $184.8m compared to $355.5m as at March 29, 2020. The decrease in net debt of $170.7m was driven by the significant increase in cash of $437.3m, partially offset by higher borrowings of $226.6m under the Term Loan Facility due to the Refinancing Amendment and an increase of $33.0m in lease liabilities.
Short-term Borrowings
On July 18, 2019, a subsidiary of the Company in Greater China entered into an uncommitted loan facility in the amount of RMB 160.0m. The facility includes a non-financial bank guarantee facility in the amount of RMB 10.0m. The term of each draw on the loan will be one, three or six months or such other period as agreed upon and shall not exceed twelve months (including any extension or rollover). The interest rate is equal to 105% of the applicable People's Bank of China Benchmark Lending Rate and payable at one, three or six months, depending on the term of each draw. The facility is guaranteed by the Company and proceeds drawn on the facility will be used to support working capital requirements. As at December 27, 2020, the Company had $7.0m owing on the facility (December 29, 2019 and March 29, 2020 - $nil).
Revolving Facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based Revolving Facility consisting of (i) a revolving credit facility in the amount of $417.5m (the

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“Existing Revolving Facility”) with an increase in commitments to $467.5m during the peak season (June 1 - November 30) (February 24, 2020 to May 25, 2020 - $467.5m with an increase to $517.5m during the peak season, May 10, 2019 to February 23, 2020 - $300.0m with an increase to $350.0m during the peak season), and (ii) the FILO Revolving Facility in the amount of $50.0m (the “FILO Revolving Facility”). The revolving credit commitment also includes a letter of credit commitment in the amount of $25.0m, with a $5.0m sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. dollars, euros or British pounds sterling, and a swingline commitment for $25.0m. Amounts owing under the Revolving Facility can be drawn in Canadian dollars, U.S. dollars, euros, British pounds sterling or other currencies. The Revolving Facility matures on June 3, 2024 and the FILO Revolving Facility matures on May 25, 2021. Amounts owing under the Revolving Facility may be borrowed, repaid and re-borrowed for general corporate purposes.
Loans under the Revolving Facility, at our option, may be maintained from time to time as (a) Prime Rate Loans, which bear interest at a rate per annum equal to the Applicable Margin for Prime Rate Loans plus the Prime Rate, (b) Banker’s Acceptances funded on a discounted proceeds basis given the published discount rate plus a rate per annum equal to the Applicable Margin for stamping fees, (c) ABR Loans, which bear interest at a rate per annum equal to the Applicable Margin for ABR Loans plus the ABR, (d) European Base Rate Loans, which bear interest at a rate per annum equal to the Applicable Margin for European Base Rate Loans plus the European Base Rate, (e) LIBOR Loans, which bear interest at a rate per annum equal to the Applicable Margin for LIBOR Loans plus the LIBOR Rate or (f) EURIBOR Loans, which bear interest at a rate per annum equal to the Applicable Margin for EURIBOR Loans plus the applicable EURIBOR.
A commitment fee will be charged on the average daily unused portion of the Revolving Facility of 0.25% per annum if average utilization under the Revolving Facility is greater than 50% or 0.375% if average utilization under the Revolving Facility is less than 50%. A letter of credit fee, with respect to standby letters of credit, will accrue on the aggregate face amount of outstanding letters of credit under the Revolving Facility equal to the Applicable Margin for LIBOR Loans, and, with respect to trade or commercial letters of credit, 50% of the then Applicable Margin on LIBOR Loans. A fronting fee will be charged on the aggregate face amount of outstanding letters of credit equal to 0.125% per annum. In addition, we pay the administrative agent under the Revolving Facility a monitoring fee of one thousand dollars per month.
As at December 27, 2020, December 29, 2019 and March 29, 2020, the Company had repaid all amounts owing on the revolving facility and related deferred financing charges in the amounts of $1.9m, $1.5m, and $1.7m, respectively, were included in other long-term liabilities. The Revolving Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the three quarters ended December 27, 2020, the Company was in compliance with all covenants.
The Company had unused borrowing capacity available under the Revolving Facility of $256.2m as at December 27, 2020 (December 29, 2019 - $294.5m, March 29, 2020 - $226.6m).
As at December 27, 2020, the Company had letters of credit outstanding under the Revolving Facility of $5.3m (December 29, 2019 - $5.5m, March 29, 2020 - $5.7m).

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Amendments to Revolving Facility
On May 26, 2020, the Company entered into a further amendment to the Revolving Facility to increase its ability to borrow against the borrowing base by up to $50.0m. Borrowings under the Existing Revolving Facility were transferred to the FILO Revolving Facility on the transaction date and future amounts are drawn in priority on the FILO Revolving Facility. Amounts drawn on the FILO Revolving Facility are subject to an interest rate charge that is 2.00% higher than the Existing Revolving Facility. The FILO Revolving Facility matures on May 25, 2021 and upon maturity, the credit commitments on the Existing Revolving Facility will be restored, resulting in no net change in aggregate commitments under the Revolving Facility. Transaction costs are amortized over the term of the facility.
Term Loan Facility
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis alongside the Revolving Facility, with an aggregate principal amount owing of US$300.0m. The Term Loan Facility bears interest at a rate of LIBOR plus an applicable margin of 4.25%, provided that LIBOR may not be less than 0.75%, payable quarterly in arrears. The Term Loan Facility matures on October 7, 2027 and US$0.8m of the principal amount is repayable quarterly beginning on March 31, 2021.
As the Term Loan Facility is denominated in U.S. dollars, the Company remeasures the outstanding balance in Canadian dollars at each balance sheet date. As at December 27, 2020, we had $385.9m aggregate principal amount outstanding under the Term Loan Facility (December 29, 2019 - $148.8m, March 29, 2020 - $159.3m). The difference in amounts in these periods is the result of the change in the CAD:USD exchange rate.
Voluntary prepayments of amounts owing under the Term Loan Facility may be made at any time without premium or penalty (except LIBOR breakage costs and a call premium in the case of certain repricing events prior to April 7, 2021), but once repaid may not be reborrowed. The Company has pledged substantially all of its assets as collateral for the Term Loan Facility. The Term Loan Facility contains financial and non-financial covenants. As at and during the three quarters ended December 27, 2020, the Company was in compliance with all covenants.
Amendment to the Term Loan Facility
On October 7, 2020, the Company entered into a Refinancing Amendment to the Term Loan Facility (the “Refinancing Amendment”) to increase the aggregate principal amount to US$300.0m from US$113.8m. The Company accounted for the amendment as a debt extinguishment due to the significant changes to the terms. As a result, deferred financing costs of $1.1 million on the existing Term Loan Facility were written-off. In connection with the amendment, the Company incurred transaction costs of US$4.7m and an original issue discount of US$3.0m, which are being amortized using the effective interest rate method over the new term to maturity.
Lease Liabilities
The Company had $260.9m (December 29, 2019 - $219.7m, March 29, 2020 - $227.9m) of lease liabilities as at December 27, 2020, of which $44.3m (December 29, 2019 - $33.8m, March 29, 2020 - $35.9m) are due within one year. Lease liabilities represent the discounted amount of future payments under leases for right-of-use assets.

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Capital Management
The Company manages its capital, which consists of equity (subordinate voting shares and multiple voting shares), Short-term Borrowings, and long-term debt (the Revolving Facility and the Term Loan Facility), with the objectives of safeguarding sufficient net working capital(1) over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. Management targets a ratio of trailing 52 or 53-week period adjusted EBITDAR(1) to net debt(1), reflecting the seasonal change in the business as net working capital builds through the second fiscal quarter. The Board of Directors of the Company monitors the Company’s capital management on a regular basis. We will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.
(1)    See “Non-IFRS Financial Measures” for a description of these measures.
Contractual Obligations
The following table summarizes certain of our significant contractual obligations and other obligations as at December 27, 2020:

CAD $ millions	Q4 2021	2022	2023	2024	2025	2026	Thereafter	Total
	$	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	207.7	—	—	—	—	—	—	207.7
Short-term Borrowings	7.0	—	—	—	—	—	—	7.0
Revolving Facility	—	—	—	—	—	—	—	—
Term Loan Facility	—	3.9	3.9	3.9	3.9	3.9	366.4	385.9
Interest commitments relating to borrowings(1)	4.9	19.3	19.3	19.3	19.3	19.3	28.9	130.3
Foreign exchange forward contracts	2.3	—	—	—	—	14.6	—	16.9
Lease obligations	16.1	56.7	53.1	46.2	44.2	33.1	63.5	312.9
Pension obligation	—	—	—	—	—	—	3.2	3.2
Total contractual obligations	238.0	79.9	76.3	69.4	67.4	70.9	462.0	1,063.9
(1)    Interest commitments are calculated based on the loan balance and the interest rate payable on the Short-term Borrowings and the Term Loan Facility of 4.26% and 5.00%, respectively, as at December 27, 2020.
As at December 27, 2020, we had additional liabilities which included provisions for warranty, sales returns, asset retirement obligations, and deferred income tax liabilities. These liabilities have not been included in the table above as the timing and amount of future payments are uncertain.
Off-Balance Sheet Arrangements
The Company uses off-balance sheet arrangements including letters of credit and guarantees in connection with certain obligations, including leases. The Company in Europe also entered into an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of €20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. Refer to the “Credit risk” section of this MD&A for additional details on the Trade

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accounts receivable factoring program. Other than those items disclosed here and elsewhere in this MD&A and our financial statements, we did not have any material off-balance sheet arrangements or commitments as at December 27, 2020.
Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility with HSBC Bank Canada in the amount of $10.0m. Letters of guarantee are available for terms of up to twelve months and will be charged a fee equal to 1.2% per annum calculated against the face amount and over the term of the guarantee. Amounts issued on the facility will be used to finance working capital requirements through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. The Company shall immediately reimburse the issuing bank for amounts drawn on issued letters of guarantees. As at December 27, 2020, the Company had $3.8m outstanding in connection with our leases.
Outstanding Share Capital
Canada Goose is a publicly traded company and the subordinate voting shares are listed on the New York Stock Exchange (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS). As at February 1, 2021, there were 59,334,399 subordinate voting shares issued and outstanding, and 51,004,076 multiple voting shares issued and outstanding.
As at February 1, 2021, there were 2,608,296 options and 137,666 restricted share units outstanding under the Company’s equity incentive plans, of which 815,608 options were vested as of such date. Each option is exercisable for one subordinate voting share. We expect that vested restricted share units will be paid at settlement through the issuance of one subordinate voting share per restricted share unit.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with credit risk, foreign currency exchange risk, and interest rate risk.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. Credit insurance is provided by a third party for customers and is subject to continuous monitoring of the credit worthiness of the Company's customers. Insurance covers a specific amount of revenue, which may be less than the Company's total revenue with a specific customer. As at December 27, 2020, accounts receivable totaling approximately $26.3m (December 29, 2019 - $68.3m, March 29, 2020 - $20.1m) were insured, under a maximum credit limit of $30.0m. Accounts receivable as at December 27, 2020 included $3.6m of receivables from government authorities related to PPE sales which were not insured.
Credit insurance is subject to continuous review by the insurer and can be reduced or eliminated if, in the view of the insurer, the customer's credit worthiness has deteriorated. Upon receiving notification of credit insurance limit modifications, credit insurance remains in place for 60 days.

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During the three quarters ended December 27, 2020, the Company experienced significant reductions in the market availability of credit insurance for a number of its customers.
Complementary to the third party insurance, the Company routinely assesses the financial strength of its customers through a combination of third party financial reports, credit monitoring, publicly available information, and direct communication with those customers. The Company establishes payment terms with customers to mitigate credit risk and continues to closely monitor its accounts receivable credit risk exposure.
Customer deposits are received in advance from certain customers for seasonal orders to further mitigate credit risk, and applied to reduce accounts receivable when goods are shipped. As at December 27, 2020, customer deposits of $5.8m (December 29, 2019 - $5.6m, March 29, 2020 - $2.1m) were included in accounts payable and accrued liabilities.
The aging of trade receivables was as follows:

					Past due
CAD $ millions	Total	Current	< 30 days	31-60 days	> 61 days
	$	$	$	$	$
Trade accounts receivable	70.9	38.6	19.4	5.6	7.3
Credit card receivables	24.4	24.4	—	—	—
Government grant receivable	16.9	16.9	—	—	—
Other receivables	8.0	8.0	—	—	—
December 27, 2020	120.2	87.9	19.4	5.6	7.3

Trade accounts receivable	81.1	56.5	16.7	4.7	3.2
Credit card receivables	36.5	36.5	—	—	—
Other receivables	1.8	1.8	—	—	—
December 29, 2019	119.4	94.8	16.7	4.7	3.2

Trade accounts receivable	26.9	15.9	5.0	2.5	3.5
Credit card receivables	2.1	2.1	—	—	—
Other receivables	5.1	5.1	—	—	—
March 29, 2020	34.1	23.1	5.0	2.5	3.5

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Trade accounts receivable factoring program
On December 23, 2019, a subsidiary of the Company in Europe entered into an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of €20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. Accepted currencies include euros, British pounds sterling, and Swiss francs. The Company is charged a fee of the applicable EURIBOR or LIBOR reference rate plus 1.15% per annum, based on the number of days between the purchase date and the invoice due date, which is lower than the Company’s average borrowing rate under its revolving facility. The program is utilized to provide sufficient liquidity to support its international operating cash needs. Upon transfer of the receivables, the Company receives cash proceeds and continues to service the receivables on behalf of the third-party financial institution. The program meets the derecognition requirements in accordance with IFRS 9, Financial Instruments as the Company transfers substantially all the risks and rewards of ownership upon the sale of a receivable. These proceeds are classified as cash flows from operating activities in the statement of cash flows.
For the three quarters ended December 27, 2020, the Company received cash proceeds from the sale of trade accounts receivable with carrying values of $15.8m which were derecognized from the Company's statement of financial position. Fees of less than $0.1m were incurred during the three quarters ended December 27, 2020 (three quarters ended December 29, 2019 - $0.1m) and included in net interest, finance and other costs in the statement of income. As at December 27, 2020, the outstanding amount of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continued to service, was $6.0m (December 29, 2019 - $6.4m, March 29, 2020 - $2.4m).
Foreign exchange risk
Foreign exchange risk in operating cash flows
Our Interim Financial Statements are expressed in Canadian dollars, but a portion of the Company’s net assets are denominated in foreign currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, and Hong Kong dollars through its foreign operations in the U.S., U.K., France, Switzerland, Hong Kong, and China. Furthermore, as our business in Greater China grows, transactions in Chinese yuan and Hong Kong dollar will increase. Net monetary assets denominated in currencies other than Canadian dollars that are held in entities with Canadian dollar functional currency are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. As a result, we are exposed to foreign currency translation gains and losses. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. Appreciating foreign currencies relative to the Canadian dollar will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
We are also exposed to fluctuations in the prices of U.S. dollar denominated purchases as a result of changes in U.S. dollar exchange rates. A depreciating Canadian dollar relative to the U.S. dollar will negatively impact operating income and net income by increasing our costs of raw materials, while an appreciating Canadian dollar relative to the U.S. dollar will have the opposite impact.

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The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk to fluctuations in the U.S. dollar, euro, British pound sterling, Swiss franc, Chinese yuan, Hong Kong dollar, and Swedish krona exchange rates for revenues and purchases. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges. The operating hedge program for the fiscal year ending March 28, 2021 was initiated during the fourth quarter of the 2019 fiscal year.
In the fourth quarter of fiscal 2020, the Company recognized $1.7m of unrealized losses on foreign exchange hedges deemed ineffective as a result of uncertainties in our future cash flows among our foreign operations.
The Company recognized the following unrealized gains and losses in the fair value of derivatives designated as cash flow hedges in other comprehensive income:

	Three quarters ended				Third quarter ended
	December 27, 2020		December 29, 2019		December 27, 2020		December 29, 2019
CAD $ millions	Net gain	Tax expense	Net gain	Tax expense	Net loss	Tax recovery	Net loss	Tax recovery
	$	$	$	$	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	1.2	(0.5)	1.2	(1.5)	(1.9)	0.4	(4.5)	0.5

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For the third and three quarters ended December 27, 2020, losses of $1.9m and $1.9m, respectively (for the third and three quarters ended December 29, 2019 - gains of $0.2m and $0.8m, respectively) were reclassified from other comprehensive income to SG&A expenses on derivatives designated as cash flow hedges.
For the third and three quarters ended December 27, 2020, unrealized gains of $3.7m and $4.9m, respectively (for the third and three quarters ended December 29, 2019 - an unrealized loss of $1.7m and an unrealized gain of $0.1m, respectively) on forward exchange contracts that were not treated as hedges were recognized in SG&A expenses in the statement of income.
Foreign currency forward exchange contracts outstanding as at December 27, 2020 related to operating cash flows were:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	US$	98.2	U.S. dollars
		€69.4	euros

Forward contract to sell Canadian dollars	US$	57.4	U.S. dollars
		€38.3	euros

Forward contract to purchase euros	CHF	0.1	Swiss francs
	CNY	392.9	Chinese yuan
		£26.8	British pounds sterling
	HKD	54.5	Hong Kong dollars
	SEK	1.6	Swedish kronor

Forward contract to sell euros	CHF	3.5	Swiss francs
		£2.3	British pounds sterling
Foreign exchange risk on borrowings
Amounts available for borrowing under Short-term Borrowings is denominated in Chinese renminbi. Based on our outstanding balances of $7.0m under Short-term Borrowings as at December 27, 2020, a $0.01 depreciation in value of the Canadian dollar compared to the Chinese renminbi would have resulted in a decrease in our pre-tax income of $0.4m solely as a result of that exchange rate fluctuation’s effect on the debt.
Amounts available for borrowing under the Term Loan Facility and part of our Revolving Facility are denominated in U.S. dollars. Based on our outstanding balances of $385.9m (US$300.0m) under the Term Loan Facility as at December 27, 2020, a $0.01 depreciation in the value of the Canadian dollar compared to the U.S. dollar would have resulted in a decrease in our pre-tax income of $3.0m solely as a result of that exchange rate fluctuation’s effect on the debt.
The Company hedges a portion of its exposure to foreign currency exchange risk on principal and interest payments related to its U.S. dollar denominated Term Loan Facility.

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The Company recognized the following unrealized losses and gains in the fair value of derivatives designed as hedging instruments in other comprehensive income:

	Three quarters ended				Third quarter ended
	December 27, 2020		December 29, 2019		December 27, 2020		December 29, 2019
CAD $ millions	Net (loss) gain	Tax recovery	Net (loss) gain	Tax expense	Net loss	Tax recovery	Net loss	Tax recovery
	$	$	$	$	$	$	$	$
Cross-currency swap designated as a cash flow hedge	(4.8)	0.8	(0.2)	—	(0.8)	0.2	—	—
Euro-denominated cross-currency swap designated as a net investment hedge	0.2	0.1	1.1	(0.3)	(0.6)	0.3	(0.3)	—

The Company reclassified the following losses from other comprehensive income on derivatives designated as hedging instruments to selling, general and administrative expenses:

	Three quarters ended		Third quarter ended
CAD $ millions	December 27, 2020	December 29, 2019	December 27, 2020	December 29, 2019
Loss from other comprehensive income	$	$	$	$
Cross-currency swap designated as a cash flow hedge	5.3	1.0	1.0	1.1

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For the third and three quarters ended December 27, 2020, unrealized losses of $14.7m and $16.4m, respectively (for the third and three quarters ended December 29, 2019 - an unrealized loss of $0.3m and an unrealized gain $0.7m, respectively) in the fair value of the long-dated forward exchange contract related to a portion of the term loan balance were recognized in SG&A expenses in the statement of income.
The Company enters into derivative transactions to hedge a portion of its exposure to foreign currency exchange risk and interest rate risk related to the Term Loan Facility denominated in U.S. dollars. Following the refinancing of the Term Loan Facility on October 7, 2020, the cross-currency swap designated and accounted for as a cash flow hedge in relation to the previous term loan was deemed ineffective; however, the other designated hedge transactions remained effective.
On October 30, 2020, the Company terminated its existing derivative contracts associated with the previous Term Loan Facility and entered into new derivative transactions to better align with the refinancing amendment to the Term Loan Facility. The Company entered into a five-year interest rate swap by selling US$270.0m, floating rate debt bearing interest at LIBOR plus an applicable margin 4.25% as measured on the trade date, provided that LIBOR may not be less than 0.75%, for a fixed rate debt bearing interest at a rate of 5.20%. The interest rate swap was designated at inception and accounted for as a cash flow hedge, and to the extent that the hedge remains effective, unrealized gains and losses will be included in other comprehensive income until reclassified to the statement of income as the hedged interest payments and principal repayments (or periodic remeasurements) impact net income.
The Company also entered into a five-year forward exchange contract by selling $368.5m and receiving US$270.0m as measured on the trade date, to fix the foreign exchange risk on a portion of the Term Loan Facility borrowings. Unrealized gains and losses in the fair value of the forward contract are recognized in SG&A expenses in the statement of income, which offset the unrealized gains and losses recognized on the principal of the Term Loan Facility that are also recognized in SG&A.
Interest rate risk
We are exposed to interest rate risk primarily related to the effect of interest rate changes on borrowings outstanding under our Short-term Borrowings, Revolving Facility, and Term Loan Facility. As at December 27, 2020, the Company had $7.0m outstanding on Short-term Borrowings and $385.9m under the Term Loan Facility. As at December 27, 2020, the Company had repaid all amounts owing on the Revolving Facility. These currently bear interest rates at 4.26% and 5.00%, respectively. Based on the weighted average amount of outstanding borrowings on our Short-term Borrowings during the three quarters ended December 27, 2020, a 1.00% increase in the average interest rate on our borrowings would have increased interest expense by less than $0.1m (for the three quarters ended December 29, 2019 - less than $0.1m). Correspondingly, a 1.00% increase in the average interest rate would have increased interest expense on the Revolving Facility and Term Loan Facility by $1.1m and $1.7m, respectively (for the three quarters ended December 29, 2019 - $0.9m and $1.1m, respectively). Interest rate risk on the Term Loan Facility is partially mitigated by cross-currency swap hedges. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of our borrowings at that time.

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RELATED PARTY TRANSACTIONS
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of the Board of Directors by incurring expenses for business services. During the third and three quarters ended December 27, 2020, the Company incurred expenses with related parties of $0.4m and $0.8m, respectively (for the third and three quarters ended December 29, 2019 - $0.5m and $1.0m, respectively) from companies related to certain shareholders. Net balances owing to related parties as at December 27, 2020 were $0.9m (December 29, 2019 - $0.5m, March 29, 2020 - $0.4m).
A lease liability due to the controlling shareholder of the acquired Baffin Inc. business (the “Baffin Vendor”) for leased premises was $4.8m as at December 27, 2020 (December 29, 2019 - $5.5m, March 29, 2020 - $5.3m). For the third and three quarters ended December 27, 2020, the Company paid principal and interest on the lease liability, net of rent concessions, and other operating costs to entities affiliated with the Baffin Vendor totaling $0.3m and $0.9m, respectively (for the third and three quarters ended December 29, 2019 - $0.3m and $1.0m, respectively). No amounts were owing to Baffin entities as at December 27, 2020, December 29, 2019, and March 29, 2020. Furthermore, $3.0m was paid to the Baffin Vendor on November 1, 2020 and charged to expense over two years.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our Interim Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our Annual Financial Statements and Interim Financial Statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.
The following are the accounting policies subject to judgments and key sources of estimation uncertainty that we believe could have the most significant impact on the amounts recognized in the Interim Financial Statements.
Revenue recognition. Revenue comprises DTC, Wholesale, and Other segment revenues. Revenue is measured at the amount of consideration to which the Company expects to be entitled in exchange for the sale of goods in the ordinary course of the Company’s activities. Revenue is presented net of sales tax, estimated returns, sales allowances, and discounts. The Company recognizes revenue when the Company has agreed terms with its customers, the contractual rights and payment terms have been identified, the contract has commercial substance, it is probable that consideration will be collected by the Company, and when control of the goods is transferred to the customer have been met.
It is the Company’s policy to sell merchandise through the DTC channel with a limited right to return, typically within 30 days. Accumulated experience is used to estimate and provide for such returns.
Inventories. Inventories are carried at the lower of cost and net realizable value which requires us to use estimates related to fluctuations in obsolescence, shrinkage, future retail prices, seasonality and costs necessary to sell the inventory.

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We periodically review our inventories and make provisions as necessary to appropriately value obsolete or damaged raw materials and finished goods. In addition, as part of inventory valuations, we accrue for inventory shrinkage for lost or stolen items based on historical trends from actual physical inventory counts.
Leases. We exercise judgment when contracts are entered into that may give rise to a right-of-use asset that would be accounted for as a lease. Judgment is required in determining the appropriate lease term on a lease by lease basis. We consider all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option at inception and over the term of the lease, including investments in major leaseholds, operating performance, and changed circumstances. The periods covered by renewal or termination options are only included in the lease term if we are reasonably certain to exercise that option. Changes in the economic environment or changes in the retail industry may impact the assessment of the lease term.
We determine the present value of future lease payments by estimating the incremental borrowing rate specific to each leased asset or portfolio of leased assets. We determine the incremental borrowing rate of each leased asset or portfolio of leased assets by incorporating our creditworthiness, the security, term, and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change mainly due to macroeconomic changes in the environment.
Impairment of non-financial assets (goodwill, intangible assets, right-of- use assets and property, plant and equipment). We are required to use judgment in determining the grouping of assets to identify their cash generating units (“CGU”) for the purposes of testing fixed assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill impairment testing, CGUs are grouped at the lowest level at which goodwill is monitored for internal management purposes. For the purpose of intangible assets’ impairment testing, intangible assets are assessed at the CGU level. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.
In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. We determine value-in-use by using estimates including projected future revenues, earnings, working capital, and capital investment consistent with strategic plans presented to the board of directors of the Company. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.
Income and other taxes. Current and deferred income taxes are recognized in the consolidated statements of income and comprehensive income, except when it relates to a business combination, or items recognized in equity or in other comprehensive income. Application of judgment is required regarding the classification of transactions and in assessing probable outcomes of claimed deductions including expectations about future operating results, the timing and reversal of temporary differences and possible audits of income tax and other tax filings by the tax authorities in the various jurisdictions in which the Company operates.
Warranty. The critical assumptions and estimates used in determining the warranty provision at the balance sheet date are: number of jackets expected to require repair or replacement; proportion to be repaired versus replaced; period in which the warranty claim is expected to occur; cost of repair; cost of jacket replacement; and risk-free rate used to discount the

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provision to present value. We review our inputs to this estimate on a quarterly basis to ensure the provision reflects the most current information regarding our products.
CHANGES IN ACCOUNTING POLICIES
Standards issued and adopted
In May 2020, the IASB issued an amendment to IFRS 16, Leases exempting lessees from determining whether COVID-19 related rent concessions are lease modifications. The amendment is effective for annual reporting periods beginning on or after June 1, 2020 and earlier application is permitted. In accordance with the guidance issued, the Company adopted the amendment effective March 30, 2020 and elected not to treat COVID-19 related rent concessions as lease modifications.
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is assessing the potential impact of the amendment.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure Controls and Procedures
Management, including the CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were effective as at December 27, 2020 to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with

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International Financial Reporting Standards. The Company’s internal control over financial reporting includes policies and procedures that:
•Pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the receipts and expenditures of the Company are made only in accordance with authorizations of management and directors; and
•Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of the Company that could have a material effect on the consolidated financial statements.
There has been no change in the Company’s internal control over financial reporting during the three quarters ended December 27, 2020 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Management's projections of any evaluation of the effectiveness of internal control over financial reporting as to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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